Exhibit 99(a)(1)(B)

Email Communication to Internap Network Services Corporation employees, dated November 18, 2002

“Attached you will find the details of a stock option exchange program (Offer to Exchange Outstanding Options to Purchase Common Stock and Election Form). A cornerstone of Internap’s success has been employee retention and motivation. Accordingly, since many of your outstanding options have exercise prices that are significantly higher than the current market price of our Common Stock, we felt it appropriate to offer this exchange program.

Please carefully read the documents and instructions enclosed with this letter. The Election Form must be returned as indicated in the enclosed materials to Chris Deach, no later than 5:00 p.m., Eastern Time, on December 19, 2002 (or a later expiration date if we extend the offer).

HR will be organizing informational meetings to discuss the stock option exchange program with our employees. Details on actual meeting dates and times will be forthcoming. I encourage everyone to take advantage of these sessions so you can make an informed decision regarding your participation in the program.

If you have any questions about the offer, please contact Chris Deach at (404) 302-9788 or by email at cdeach@internap.com.”